UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

-------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              WEBSITE PROS, INC.
                              ------------------
                               (Name of Issuer)


                   Common Stock, par value $0.001 per share
                   -----------------------------------------
                        (Title of Class of Securities)


                                   94769V105
                                 -------------
                                (CUSIP Number)


                               December 31, 2007
                             ---------------------
            (Date of Event which Requires Filing of this Statement)


Check  the  appropriate  box to  designate  the rule  pursuant  to which  this
Schedule is filed:

                              [ X ]   Rule 13d-1(b)

                               [  ]   Rule 13d-1(c)

                               [  ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                              Page 1 of 10 Pages
                             Exhibit Index: Page 9

                                 SCHEDULE 13G

CUSIP No.: 94769V105                                         Page 2 of 10 Pages
................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          MAGNETAR CAPITAL PARTNERS LP
................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
................................................................................
3.        SEC Use Only
................................................................................
4.        Citizenship or Place of Organization

          Delaware
................................................................................
Number of           5.    Sole Voting Power                       None
Shares              ...........................................................
Beneficially        6.    Shared Voting Power                     872,314
Owned by Each       ...........................................................
Reporting           7.    Sole Dispositive Power                  None
Person With         ...........................................................
                    8.    Shared Dispositive Power                872,314
................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person


          872,314
................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)

          | |
................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          3.20% based on 27,250,849 shares outstanding as of October 31, 2007.

................................................................................
12.       Type of Reporting Person:

          HC; OO
................................................................................

                                 SCHEDULE 13G

CUSIP No.: 94769V105                                         Page 3 of 10 Pages
................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          SUPERNOVA MANAGEMENT LLC
................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
................................................................................
3.        SEC Use Only
................................................................................
4.        Citizenship or Place of Organization

          Delaware
................................................................................
Number of           5.    Sole Voting Power                       None
Shares              ...........................................................
Beneficially        6.    Shared Voting Power                     872,314
Owned by Each       ...........................................................
Reporting           7.    Sole Dispositive Power                  None
Person With         ...........................................................
                    8.    Shared Dispositive Power                872,314
................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person


          872,314
................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)

          | |
................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          3.20% based on 27,250,849 shares outstanding as of October 31, 2007.

................................................................................
12.       Type of Reporting Person:

          HC; OO
................................................................................

                                 SCHEDULE 13G

CUSIP No.: 94769V105                                         Page 4 of 10 Pages
................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          ALEC N. LITOWITZ
................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
................................................................................
3.        SEC Use Only
................................................................................
4.        Citizenship or Place of Organization

          Delaware
................................................................................
Number of           5.    Sole Voting Power                       None
Shares              ...........................................................
Beneficially        6.    Shared Voting Power                     872,314
Owned by Each       ...........................................................
Reporting           7.    Sole Dispositive Power                  None
Person With         ...........................................................
                    8.    Shared Dispositive Power                872,314
................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person


          872,314
................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)

          | |
................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          3.20% based on 27,250,849 shares outstanding as of October 31, 2007.

................................................................................
12.       Type of Reporting Person:

          HC
................................................................................

                                                             Page 5 of 10 Pages
Item 1(a).        Name of Issuer:

                  Website Pros, Inc. (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  12735 Gran Bay Parkway West, Building 200,
                  Jacksonville, FL  32258

Item 2(a).        Name of Person Filing:

                  This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)   Magnetar  Capital   Partners  LP   ("Magnetar   Capital
                       Partners");

                  ii)  Supernova  Management LLC ("Supernova Management"); and

                  iii) Alec N. Litowitz ("Mr. Litowitz").

                  This Statement relates to Shares (as defined herein) held for the accounts of Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company ("Magnetar Capital Master Fund"), certain managed accounts (the "Managed Accounts"), Magnetar SGR Fund, Ltd and Magnetar SGR Fund, LP. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial LLC, a Delaware limited liability company ("Magnetar Financial") and Magnetar Investment Management, LLC a Delaware limited liability company ("Magnetar Investment Management"). Each of Magnetar Financial and Magnetar Investment Management are registered investment advisers under Section 203 of the Investment Advisers Act of 1940, as amended. Magnetar Financial serves as investment adviser to Magnetar Capital Master Fund. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the account of Magnetar Capital Master Fund. Magnetar Investment Management serves as investment adviser to the Managed Accounts, Magnetar SGR Fund, Ltd and Magnetar SGR Fund, LP. In such capacity, Magnetar Investment Management exercises voting and investment power over the Shares held for the accounts of the Managed Accounts, Magnetar SGR Fund, Ltd and Magnetar SGR Fund, LP. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c).        Citizenship:

                  i)   Magnetar  Capital   Partners  is  a  Delaware   limited
                  partnership;

                  ii) Supernova Management is a Delaware limited liability company; and

                  iii) Mr. Litowitz is a citizen of the United States of America.

                                                            Page 6 of 10 Pages

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $0.001 per share (the "Shares")

Item 2(e).        CUSIP Number:

                  94769V105

Item 3. If This Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

                 (a) [ ] Broker or dealer  registered  under Section 15 of the
                         Exchange Act.
                 (b) [ ] Bank as defined in  Section  3(a)(6) of the  Exchange
                         Act.
                 (c) [ ] Insurance  company as defined in Section  3(a)(19) of the Exchange Act.
                 (d) [ ] Investment  company registered under Section 8 of the
                         Investment Company Act.
                 (e) [X] An  investment   adviser  in  accordance   with  Rule
                         13d-1(b)(1)(ii)(E);
                 (f) [ ] An  employee   benefit  plan  or  endowment  fund  in
                         accordance with Rule 13d-1(b)(1)(ii)(F).
                 (g) [ ] A  parent  holding   company  or  control  person  in
                         accordance with Rule 13d-1(b)(1)(ii)(G).
                 (h) [ ] A savings  association  as defined in Section 3(b) of the Federal Deposit Insurance Act.
                 (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

Item 4.          Ownership:

Item 4(a)        Amount Beneficially Owned:

                 As of December 31, 2007, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner of 872,314 Shares. This amount consists of: (A) 477,141 Shares held for the account of Magnetar Capital Master Fund; (B) 1,692 Shares held for the account of Magnetar SGR Fund Ltd; (C) 44,356 Shares held for the account of Magnetar SGR Fund LP and (D) 349,125 Shares held for the account of the Managed Accounts.

                 Item 4(b)   Percent of Class:

                 The  number  of  Shares  of which  each of  Magnetar  Capital
Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner constitutes approximately 3.20% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently filed registration statement on Form 10-Q, there were approximately 27,250,849 shares outstanding as of October 31, 2007).

                                                            Page 7 of 10 Pages



Item 4(c)        Number of Shares of which such person has:

Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:

(i) Sole power to vote or direct the vote:                                   0

(ii) Shared power to vote or direct the vote:                          872,314

(iii) Sole power to dispose or direct the disposition of:                    0

(iv) Shared power to dispose or direct the disposition of:             872,314

Item 5.          Ownership of Five Percent or Less of a Class:

                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.

Item 6.          Ownership  of More than  Five  Percent  on Behalf of  Another
                 Person:

                 This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                 Company:

                 See disclosure in Item 2 hereof.

Item 8.          Identification  and  Classification  of Members of the Group:

                 This Item 8 is not applicable.

Item 9.          Notice of Dissolution of Group:

                 This Item 9 is not applicable.

Item 10.         Certification:

                 By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                            Page 8 of 10 Pages

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2008                  MAGNETAR CAPITAL PARTNERS LP


                                         By:  /s/ Alec N. Litowitz
                                              -------------------------------
                                         Name:    Alec N. Litowitz
                                         Title:   Manager     of     Supernova
                                                  Management  LLC,  as General
                                                  Partner of Magnetar  Capital
                                                  Partners LP

Date: February 13, 2008                  SUPERNOVA MANAGEMENT LLC


                                         By:  /s/ Alec N. Litowitz
                                              -------------------------------
                                         Name:    Alec N. Litowitz
                                         Title:   Manager

Date: February 13, 2008                  ALEC N. LITOWITZ



                                         /s/ Alec N. Litowitz
                                         ------------------------------------

                                                            Page 9 of 10 Pages



                                 EXHIBIT INDEX

Ex.                                                                   Page No.
---                                                                   --------
A.   Joint Filing Agreement, dated February 13, 2008 by and
     among Magnetar Capital Partners LP, Supernova Management
     LLC, and Alec N. Litowitz............................................. 10

                                                           Page 10 of 10 Pages

                                   EXHIBIT A

                            JOINT FILING AGREEMENT

      The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Website Pros, Inc. dated as of February 13, 2008 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 13, 2008                  MAGNETAR CAPITAL PARTNERS LP


                                         By:  /s/ Alec N. Litowitz
                                              -------------------------------
                                         Name:    Alec N. Litowitz
                                         Title:   Manager     of     Supernova
                                                  Management  LLC,  as General
                                                  Partner of Magnetar  Capital
                                                  Partners LP

Date: February 13, 2008                  SUPERNOVA MANAGEMENT LLC


                                         By:  /s/ Alec N. Litowitz
                                              -------------------------------
                                         Name:    Alec N. Litowitz
                                         Title:   Manager

Date: February 13, 2008                  ALEC N. LITOWITZ


                                         /s/ Alec N. Litowitz
                                         ------------------------------------